October 26, 2012

Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated File No. 001-34073

•	Form 10-K for the fiscal year ended December 31, 2011, filed February 17, 2012

•	Form 10-Q for the Quarterly period ended March 31, 2012, filed April 30, 2012

•	Response dated May 29, 2012

•	Form 10-Q for the Quarterly period ended June 30, 2012, filed July 30, 2012

•	Response dated August 6, 2012

Dear Ms. Ciboroski:

This letter is in response to our telephone conversation with you on October 23, 2012, and provides supplemental information regarding the Securities and Exchange Commission Staff’s review of our:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 17, 2012.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed on April 30, 2012.

•	Response dated May 29, 2012.

•	Form 10-Q for the Quarterly period ended June 30, 2012, filed July 30, 2012

•	Response dated August 6, 2012

For your convenience, we have included your comments below and have keyed our responses accordingly.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. While we believe that these changes will improve our future disclosures, we do not believe our prior filings are materially deficient or inaccurate.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 17 – TDR Activity, page 60

2. We note your response to prior comment 4. Please disclose the information discussed in your response in future filings including accruing vs. nonaccruing TDR’s prior to re-modifications, types of concessions granted, and your policy for accrual vs. non-accrual for restructured TDR’s.

Management’s response

We will supplement our disclosure in future filings to include accruing vs. nonaccruing TDRs prior to re-modification, types of concessions granted, and our policy for accrual vs. nonaccrual for restructured TDRs as follows:

Our strategy is to structure the commercial TDRs in a manner that avoids new concessions subsequent to the initial TDR terms. However, there are times when subsequent modifications are required, such as when the modified loan matures. Often the loans are performing in accordance with the TDR terms, and a new note is originated with similar modified terms. It is subjected to the normal underwriting standards and processes for other similar credit extensions, both new and existing. If the loan is not performing under the existing TDR terms, typically a more aggressive strategy is put in place. In accordance with ASC 310-20-35, the refinanced note is evaluated to determine if it is considered a new loan or a continuation of the prior loan. A new loan is considered for removal of the TDR designation. A continuation of the prior note requires the continuation of the TDR designation, and because the refinanced note constitutes a new legal agreement they are included in our rollforward as a new TDR and a restructured TDR removal during the period.

The types of concessions granted are consistent with those granted on new TDRs and are comprised of interest rate reductions, amortization or maturity date changes beyond what the collateral supports, principal forgiveness, covenant concessions, etc., based on the borrower’s specific needs at a point in time. Our policy does not limit the number of times a loan may be modified. A loan may be modified multiple times if it is considered to be in the best interest of both Huntington and the borrower.

Loans are not automatically considered to be accruing TDRs upon the granting of a new concession. Accrual status is determined based on delinquency status and whether collection of principal and interest is in doubt. If the loan is not 90 days past due and no loss is expected based on the modified terms, the modified TDR remains in accruing status. For loans that are on nonaccrual before the modification, collection of both principal and interest must not be in doubt, and the borrower must be able to exhibit sufficient cash flows for a six-month period of time to service the debt in order to return to accruing status. This six-month period could extend before or after the restructure date.

In addition, the quantification of the accruing vs. nonaccruing TDRs will be segregated into two rows in our TDR rollforward (Table 19 – Troubled Debt Restructured Loan Activity of the 2012 second quarter Form 10-Q).

Table 20 – Criticized Commercial Loan Activity, page 63

3. We note your response to prior comment 5 where you state that your “Problem loans” are disclosed as Criticized commercial loans, TDRs, NALs or accruing loans past due 90 days or more. Given that this information is not clear in your proposed disclosure, please clearly state exactly what you consider to be your problem loans and provide a cross reference as to where this information is located in your filings.

Management’s response

When used in prior filings, we used the term “problem loans” generically to refer to loans that our Credit Administration group would deem to be of heightened credit risk such as NALs and accruing loans past due 90 days or more. We did not utilize the term to mean “potential problem loans” as defined in Industry Guide 3 – Statistical Disclosure by Bank Holding Companies. To avoid any confusion within our future filings, we will define the term “Problem Loans” in our Glossary of Acronyms and Terms and add a cross reference to where the information is located in the Form 10-Q. Following is our proposed disclosure.

Problem Loans	Includes nonaccrual loans and leases (Table XX), troubled debt restructured loans (Table XX), accruing loans and leases past due 90 days or more (aging analysis section of Footnote X), and Criticized commercial loans (credit quality indicators section of Footnote X).

The Credit Quality Indicators section of our Loans / Leases and Allowance for Credit Losses footnote describes different categories of credit grades we use for commercial loans. One of those categories is Other Loans Especially Mentioned (OLEM), which we consider “potential problem loans” as defined in Industry Guide 3 – Statistical Disclosure by Bank Holding Companies. To further clarify our disclosure, we will define OLEM loans as potential problem loans. Following is our proposed disclosure.

Credit Quality Indicators

To facilitate the monitoring of credit quality for C&I and CRE loans, and for purposes of determining an appropriate ACL level for these loans, Huntington utilizes the following categories of credit grades:

Pass = Higher quality loans that do not fit any of the other categories described below.

OLEM = ~~Potentially weak loans~~. The credit risk may be relatively minor yet represent a risk given certain specific circumstances. If the potential weaknesses are not monitored or mitigated, the loan may weaken or the collateral may be inadequate to ~~inadequately~~ protect Huntington’s position in the future. For these reasons, Huntington considers the loans to be potential problem loans.

Substandard = Inadequately protected loans by the borrower’s ability to repay, equity, and/or the collateral pledged to secure the loan. These loans have identified weaknesses that could hinder normal repayment or collection of the debt. It is likely Huntington will sustain some loss if any identified weaknesses are not mitigated.

Doubtful = Loans that have all of the weaknesses inherent in those loans classified as Substandard, with the added elements of the full collection of the loan is improbable and that the possibility of loss is high.

The categories above, which are derived from standard regulatory rating definitions, are assigned upon initial approval of the loan or lease and subsequently updated as appropriate.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 3 – Loans and Leases and Allowance for Credit Losses, page 69

TDR Loans, page 84

6. We note your disclosure on page 87 and your response to prior comment 6 where you note that TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower.

a.	It is still not clear from the response and from your TDR disclosures on pages 87 and 88 why the allowance for loan and lease losses (ALLL) has decreased even though the primary concession is a reduction in interest rate.

b.	We also note that for C&I—other commercial and industrial and for CRE-other commercial real estate, the majority of the TDR is classified as “Other” that reduces the ALLL by $2.9 million and $1.6 million, respectively. Please tell us and include in future filings, the concessions that are included in this category.

Management’s original response

a. We will revise our disclosure in future filings to explain why the allowance for loan and lease losses (ALLL) has decreased even though the primary concession is a reduction in interest rate and the impact on the ALLL as follows:

Our TDRs may include multiple concessions and the disclosure classifications are based on the primary concession provided to the borrower. The majority of our concessions for C&I and CRE are situations in which we extended the maturity date which is normally coupled with an increase in the interest rate (in these cases, the primary concession is the maturity date extension).

TDR concessions may also result in the reduction of the ALLL within the C&I and CRE portfolios. The reduction is derived from payments and the resulting application of the reserve calculation within the ALLL. The transaction reserve for non-TDR C&I and CRE loans is calculated based upon several estimated probability factors, such as PD and LGD, both of which were previously discussed above. Upon the occurrence of a TDR in our C&I and CRE portfolios, the reserve is measured based on the ~~estimation of the probable discounted future cash flows expected to be collected~~ discounted expected cash flows of the modified loan in accordance with ASC 310-10. The resulting TDR ALLL calculation often results in a lower ALLL amount because (1) the ~~estimated probable discounted future cash flows~~ discounted expected cash flows indicate a lower estimated loss , (2) if the modification includes a rate increase, the discounting of the cash flows on the modified loan, using the pre-modification interest rate, exceeds the carrying value of the loan, or 3) payments may occur as part of the modification. The ALLL for C&I and CRE loans may increase as a result of the modification, as the discounted cash flow analysis may indicate additional reserves are required.

TDR concessions on consumer loans may increase the ALLL. The concessions made to these borrowers often include interest rate reductions and therefore the TDR ALLL calculation results in a greater ALLL compared with the non-TDR calculation as the reserve is measured based on the estimation of the discounted expected cash flows on the modified loan in accordance with ASC 310-10. The resulting TDR ALLL calculation often results in a higher ALLL amount because (1) the discounted expected cash flows indicate a higher estimated loss or (2) due to the rate decrease, the discounting of the cash flows on the modified loan, using the pre-modification interest rate, indicates a reduction in the expected cash flows. In certain instances, the ALLL may decrease as a result of payments made in connection with the modification.

b. As noted on page 86 of our March 31, 2012 Form 10-Q, other concessions include, but are not limited to, principal forgiveness, collateral concessions, covenant concessions, and reduction of accrued interest.

Management’s supplemental response

Historically, we have defined “Financial Effects of the Modification” as the net change in the ALLL resulting from the modification. Beginning with the 2012 third quarter Form 10-Q, we will modify our definition of “Financial Effects of the Modification” and related disclosures, to reflect only the income statement impact via provision for loan loss expense, resulting from the modification.

As a result of this change in definition, the amounts disclosed for all concession types and loan classes, including “Other” for both C&I – Other commercial and industrial and CRE – Other commercial real estate will change. However, upon review, the decrease in the ALLL as reported in these “Other” categories at June 30, 2012, resulted primarily from payments received from the borrowers.

Note 13—Fair Value of Assets and Liabilities – page 106

8. We note that you have classified certain assets and liabilities measured at fair value on a recurring basis as Level 3 in the fair value hierarchy, including certain municipal securities, private label CMOs, asset backed securities, automobile loans, MSRs, and derivatives. However, we were unable to locate the disclosures requiring a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs as required by ASC 820-10-50-2(g). Please advise, or revise future filings to provide these disclosures.

Management’s response

In future filings we will enhance our disclosure to provide a more specific description of sensitivity of the fair value measurement to changes in unobservable inputs. Following is our proposed disclosure.

Significant unobservable inputs for assets and liabilities measured at fair value on a recurring and nonrecurring basis

The table below presents quantitative information about the significant unobservable inputs for assets and liabilities measured at fair value on a recurring and nonrecurring basis at June 30, 2012.

Quantitative Information about Level 3 Fair Value Measurements
(dollar amounts in thousands, except net costs to service)	Fair Value at June 30, 2012	Valuation Technique	Significant Unobservable Input	Range (Weighted Average)
MSRs	$45,061	Discounted cash flow	Constant prepayment rate (CPR)	9.0% -38.0% (19.0%)
			Spread over forward interest rate swap rates ~~Option Adjusted Spread (OAS)~~	-636 - 4,552 (1,229)
			~~Net costs to service~~	~~-$10 - $110 ($35)~~

Derivative assets	12,844	Consensus Pricing	Net market price	-1.8% -12.4% (2.8%)
Derivative liabilities	453		Estimated Pull thru %	38% - 93% (74%)

Municipal securities	78,151	Discounted cash flow	Discount rate	0.6% - 7.0% (2.4%)

Private-label CMO	67,145	Discounted cash flow	Discount rate	3.5% - 10.4% (7.4%)
			Constant prepayment rate (CPR)	0.8% - 26.7% (12.0%)
			Probability of default	0.0% - 6.9% (1.9%)
			Loss Severity	5.0% - 100% (30.5%)

Asset-backed securities	119,674	Discounted cash flow	Discount rate	5.7% - 17.5% (9.8%)
			Constant prepayment rate (CPR)	5.1% - 9.8% (6.2%)
			Cumulative prepayment rate	0.0% - 100% (4.4%)
			Constant default	0.3% - 4.0% (2.7%)
			Cumulative default	0.8% - 100% (20.2%)
			Loss given default	85% - 100% (93.4%)
			Cure given deferral	0% - 100% (44.0%)
			Loss severity	20% - 75% (63.2%)

Automobile loans	210,031	Discounted cash flow	Absolute prepayment speed (ABS)	1.3%
			Discount rate	0.8% - 9.0% (3.94%)
			~~Life of pool cumulative losses~~	~~2.2%~~

Impaired loans	22,949	Appraisal value	NA	NA

Other real estate owned	38,608	Appraisal value	NA	NA

The following provides a general description of the impact of a change in an unobservable input on the fair value measurement and the interrelationship between unobservable inputs, where relevant/significant. Interrelationships may also exist between observable and unobservable inputs. Such relationships have not been included in the discussion below.

A significant change in the unobservable inputs may result in a significant change in the ending fair value measurement of Level 3 instruments. In general, prepayment rates increase when market interest rates decline and decrease when market interest rates rise and higher prepayment rates generally result in lower fair values for MSR assets, Private-label CMO securities, Asset-backed securities, and automobile loans.

Credit loss estimates, such as probability of default, constant default, cumulative default, loss given default, cure given default, and loss severity are driven by the ability of the borrowers to pay their loans and the value of the underlying collateral and are impacted by changes in macroeconomic conditions, typically increasing when economic conditions worsen and decreasing when conditions improve. An increase in the estimated prepayment rate typically results in a decrease in estimated credit losses and vice versa. Higher credit loss estimates generally result in lower fair values. Credit spreads generally increase when liquidity risks and market volatility increase and decrease when liquidity conditions and market volatility improve.

Discount rates and spread over forward interest rate swap rates typically increase when market interest rates increase and/or credit and liquidity risks increase and decrease when market interest rates decline and/or credit and liquidity conditions improve. Higher discount rates and credit spreads generally result in lower fair market values.

Net market price and pull through percentages generally increase when market interest rates increase and decline when market interest rates decline. Higher net market price and pull through percentages generally result in higher fair values.

Income Simulation and Economic Value Analysis, page 36

9. We note your use of both interest sensitive earnings at risk (ISE) and economic value of equity (EVE) to measure the potential impact of changes in market interest rates on your assets and liabilities. Please respond to, and enhance your disclosures in future filings to address the following:

•

Tell us why the 200 basis point reduction in interest rates has a smaller effect on the interest income/expense on loans, investments, interest bearing deposits and total borrowings than a 100 basis point reduction in interest rates, pursuant to your disclosure in table 19.

•

Provide additional context as to how investors should view the output of the EVE model in relation to other disclosures that are in the filing. For example, you have disclosed the EVE amount and the Board policy limits, but is unclear what EVE is compared to (total equity, Tier 1 equity, etc.) in arriving at these amounts.

•

You disclose the Board policy limits on EVE for the different scenarios, but it is not clear what management’s procedures are for addressing any breaches of the internal limits for the modeled outputs. As part of your response, please tell us whether you have exceeded these limits before, including whether the calculations are performed at dates other than the financial reporting dates.

•

Provide more of a qualitative discussion to explain why decreases in interest rates cause EVE for loans and other investments to be positive, and vice versa when the rates go up, particularly when compared to your interest income sensitivity in table 19 that shows when rates go down, interest income goes down significantly, and vice versa when the rates go up. Contrast how this works for your liabilities, where EVE is reduced when rates go lower, and interest expense is also reduced as rates go lower.

•

Please explain the drivers for a positive effect of a +100 and +200 basis point change in interest rates under the ISE model versus a negative effect under your EVE model. Additionally, please explain why the EVE model has a positive effect under a -100 basis point shift but a negative effect under a -200 basis point shift.

Management’s response

We have incorporated the proposed changes into the Market Risk section of our 2012 second quarter Form 10-Q and included it as Exhibit A.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing response addresses your comments. We are committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.

Sincerely,

/s/ Donald R. Kimble

Donald R. Kimble

Senior Executive Vice President and Chief Financial Officer

Huntington Bancshares Incorporated

Copies to:

Suzanne Hayes

Laura Crotty

Rahim Ismail

Stephen D. Steinour, Chairman, President, and Chief Executive Officer, Huntington Bancshares Incorporated

Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated

Exhibit A

Market Risk

Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, foreign exchange rates, equity prices, credit spreads, and expected lease residual values. We have identified two primary sources of market risk: interest rate risk and price risk.

Interest Rate Risk

OVERVIEW

Interest rate risk is the risk to earnings and value of equity arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (repricing risk), changes in the expected maturities of assets and liabilities from embedded options, such as borrowers’ ability to prepay residential mortgage loans at any time and depositors’ ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a non-parallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).

In the following, we discuss the impact on earnings and equity from changes in interest rates. In recent quarters, due to the absolute low levels of interest rates, the analysis of the impact from a decline in rates has become less meaningful. The reason for this is that current interest rates are lower than the modeled impact (usually a gradual or sudden decline in interest rates of 100 and 200 basis points). Accordingly, where appropriate, we use rate floors in the analysis to ensure that modeled rates do not go below 0%.

INCOME SIMULATION AND ECONOMIC VALUE ANALYSIS

Interest rate risk measurement is calculated and reported to the ALCO and ROC monthly. The information reported includes the identification of any policy limits exceeded, along with an assessment that describes the policy limit breach and outlines the action plan and timeline for resolution, mitigation, or assumption of the risk. We use two approaches to model interest rate risk: income simulation (known as ISE analysis) and economic value analysis (known as EVE analysis). We use ISE to measure the sensitivity of forecasted interest sensitive earnings to changes in market rates over a one-year period. Although we classify BOLI, automobile operating lease assets, and cash balances held at the Federal Reserve Bank as noninterest-earning assets, and the net revenue from these assets is recorded in noninterest income and noninterest expense, we include these portfolios in the ISE because they have attributes similar to interest-earning assets. We use EVE to measure the sensitivity of period-end assets and liabilities to changes in market interest rates. We measure EVE on a net tangible equity basis, excluding ALLL and AULC reserves. The major difference between ISE and EVE is that ISE uses a forecasted balance sheet to determine the sensitivity of earnings to market interest rates, while EVE is a point in time valuation of the net equity position.

The models used for both ISE and EVE consider prepayment speeds on mortgage loans, mortgage-backed securities, and consumer installment loans, as well as cash flows of other assets and liabilities. Both also include the effects of derivatives, such as interest rate swaps, caps, floors, and other types of interest rate options. Unlike EVE, ISE also considers balance sheet growth assumptions.

ISE first determines a baseline scenario for interest sensitive earnings using market interest rates implied by the forward yield curve as of the period-end. We use alternative scenarios, usually involving gradual (ramps) and immediate (shocks) rate changes, to determine any changes in net interest income and margin versus the baseline scenario. In addition to standard ramps and shocks, ISE uses other interest rate scenarios that alter the shape of the yield curve (e.g., a flatter or steeper yield curve), or hold current interest rates constant for the entire measurement period. ISE also uses alternative scenarios to measure short-term repricing risks, such as the impact of LIBOR-based interest rates rising or falling faster than the Prime rate.

The ISE analysis used in the following table reflects the analysis used monthly by management. It models gradual +/-100 and +/-200 basis point parallel shifts in market interest rates over the next one-year period, beyond the interest rate change implied by the forward yield curve. We use rate floors in the analysis so that market interest rates will not fall below 0% for the -100 and -200 basis point scenarios. The table below shows the results of these scenarios as of June 30, 2012, and December 31, 2011. The board of directors has established policy limits for this analysis and all of the positions were within the limits at June 30, 2012.

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Table 23 - Interest Sensitive Earnings at Risk

	Interest Sensitive Earnings at Risk (%)
Basis point change scenario	-200	-100	+100	+200

Board policy limits	-4.0%	-2.0%	-2.0%	-4.0%

June 30, 2012	-2.6	-1.8	1.9	3.7
December 31, 2011	-3.6	-2.3	1.8	3.4

The ISE at risk reported at June 30, 2012, shows that we are asset sensitive, meaning that earnings increase (decrease) when rates rise (fall). The primary reason for these results is that more assets (primarily Libor-indexed loans to customers) than liabilities (primarily non-maturity deposits) will reprice over the modeled one-year period. The results for June 30, 2012 and December 31, 2011 are very similar, except in the -200 basis point scenario, which shows less asset sensitivity at June 30, 2012. The reason for the difference between the periods is the shift in liabilities from more expensive time deposits to less expensive non-maturity deposits during 2012.

The following table shows the income sensitivity of selected assets and liabilities to changes in market interest rates. The table compares the ISE analysis for selected Huntington portfolios to a portfolio that assumes 100% sensitivity to changes in interest rates. We calculate the percent in interest income/expense as the change in the simulated Huntington portfolio divided by the change in the 100% sensitive portfolio. Due to the absolute low level of rates, the results for the -100 and -200 basis point parallel ramps are not meaningful (NM), since the portfolio that is 100% sensitive to rate movements does not use rate floors and rates can decline below 0%. However, the results for the +100 and +200 basis point ramps do confirm the asset sensitive nature of the portfolio. In both the +100 and +200 basis point ramps, interest income for total loans (39.1% and 40.4%, respectively) increases faster than interest expense for interest bearing deposits (26.2% and 27.3%, respectively) as Libor-based loans are more sensitive to rate movements than managed rate, non-maturity deposits. Additionally, total borrowings show changes in interest expense of 56.1% and 59.8% for +100 and +200 basis point scenarios, respectively. However, since total borrowings represent a small percentage of total interest-sensitive liabilities, the financial impact of their sensitivity to rising rates is minimal.

Table 24 - Interest Income/Expense Sensitivity

	Percent of	Percent Change in Interest Income/Expense for a Given
	Total Earning	Change in Interest Rates
	Assets (1)	Over / (Under) Base Case Parallel Ramp
Basis point change scenario		-200		-100		+100	+200

Total loans	78%	NM	%	NM	%	39.1%	40.4%
Total investments and other earning assets	22	NM		NM		29.2	26.9
Total interest sensitive income		NM		NM		36.4	37.1

Total interest-bearing deposits	67	NM		NM		26.2	27.3
Total borrowings	7	NM		NM		56.1	59.8
Total interest-sensitive expense		NM		NM		28.4	29.6

(1)	At June 30, 2012.

The EVE analysis used in the following table reflects the analysis used monthly by management. It models immediate +/-100 and +/-200 basis points parallel shifts in market interest rates beyond the interest rate change implied by the forward yield curve. The table below shows the results of the scenarios at June 30, 2012, and December 31, 2011. The board of directors has established policy limits for this analysis and the results below were within the limits at June 30, 2012.

Table 25 - Economic Value of Equity at Risk

	Economic Value of Equity at Risk (%)
Basis point change scenario	-200	-100	+100	+200

Board policy limits	-12.0%	-5.0%	-5.0%	-12.0%

June 30, 2012	-1.4	0.4	-2.6	-6.6
December 31, 2011	-1.5	0.8	-1.7	-4.6

2

The EVE at risk reported at June 30, 2012, shows that as interest rates increase (decrease) immediately, the value of the net equity position will decrease (increase) as the duration of the assets is longer than the duration of liabilities. When interest rates rise, assets lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall. The results for the -100 and -200 basis point scenarios are less meaningful because in many cases market rates are already lower than the amount of the interest rate shock. The results for the +100 and +200 basis point scenarios reflect the increase in the duration of loans and the increase in the amount of fixed rate investment securities from December 31, 2011 to June 30, 2012.

The following table details the economic value sensitivity to changes in market interest rates, at June 30, 2012 for loans, investments, deposits, and borrowings. We measure the change in economic value for each portfolio as the percent change from the base economic value for that portfolio. As above, the results in the -100 and -200 basis point scenarios are less meaningful, since market rates are in many cases already lower than the amount of the shock. However, in the +100 and +200 basis point scenarios, the analysis shows that the negative impact to the net equity position from changes in loans is largely offset by the positive impact from deposits. However, the negative impact from investment and other earning assets is not completely offset, due to the longer-term, fixed rate nature of the investment portfolio.

Table 26 - Economic Value Sensitivity

	Percent of Total Net Tangible Assets (1)	Percent Change in Economic Value for a Given Change in Interest Rates Over / (Under) Base Case Parallel Shocks
Basis point change scenario		-200	-100	+100	+200

Total loans	71%	1.0%	1.0%	-1.5%	-3.1%
Total investments and other earning assets	20	1.9	1.8	-2.7	-5.6
Total net tangible assets (2)		1.2	1.1	-1.7	-3.5

Total deposits	81	-1.7	-1.3	1.6	3.1
Total borrowings	7	-0.5	-0.5	0.7	1.2
Total net tangible liabilities (3)		-1.6	-1.2	1.6	3.0

(1)	At June 30, 2012.
(2)	Tangible assets excluding ALLL.
(3)	Tangible liabilities excluding AULC.

3